UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*

The Babcock & Wilcox Company
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities) 05615F102
(CUSIP Number)
September 23, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-l(b)
☒ Rule 13d-l(c)
☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 pages

CUSIP No.	05615F102
1. Names of Reporting Persons. Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and managed accounts. I.R.S. I.D. No. 13-4121993.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☒ (b)
3.SEC Use Only
4.Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	13,811,906
	6. Shared Voting Power	0
	7. Sole Dispositive Power	13,811,906
	8. Shared Dispositive Power	0
9. Aggregate Amount Beneficially Owned by Each Reporting Person	13,811,906
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9)	11.73%1
12. Type of Reporting Person (See Instructions) OO
_____________________
1 The percentage is based on 117,775,177 shares of Common Stock outstanding as of July 29, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed with the Securities and Exchange Commission on August 8, 2011.
*  The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13G by virtue of the authority granted to it to vote and dispose of such shares.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13G, except to the extent of any pecuniary interest therein.

Page 2 of 11 pages

CUSIP No.	05615F102
1. Names of Reporting Persons. Mason Capital Master Fund, L.P. I.R.S I.D. No. 98-0638622.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☒ (b)
3. SEC Use Only
4. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	9,865,209
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	9,865,209
9. Aggregate Amount Beneficially Owned by Each Reporting Person	9,865,209
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9)	8.38%1
12. Type of Reporting Person (See Instructions) PN

_____________________
1 The percentage is based on 117,775,177 shares of Common Stock outstanding as of July 29, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed with the Securities and Exchange Commission on August 8, 2011.

Page 3 of 11 pages

CUSIP No.	05615F102
1. Names of Reporting Persons. Mason Management LLC I.R.S I.D. No. 13-4131155.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☒ (b)
3. SEC Use Only
4. Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	9,865,209
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	9,865,209
9. Aggregate Amount Beneficially Owned by Each Reporting Person	9,865,209
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9)	8.38%1
12. Type of Reporting Person (See Instructions) IN

_____________________
1 The percentage is based on 117,775,177 shares of Common Stock outstanding as of July 29, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed with the Securities and Exchange Commission on August 8, 2011.
*  The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13G by virtue of being the general partner of Mason Capital Master Fund, L.P.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13G, except to the extent of any pecuniary interest therein.

Page 4 of 11 pages

CUSIP No.	05615F102
1. Names of Reporting Persons. Kenneth M. Garschina

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☒ (b)
3. SEC Use Only
4. Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	13,811,906
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	13,811,906
9. Aggregate Amount Beneficially Owned by Each Reporting Person		13,811,906
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9)		11.73%1
12. Type of Reporting Person (See Instructions) IN

_____________________
1 The percentage is based on 117,775,177 shares of Common Stock outstanding as of July 29, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed with the Securities and Exchange Commission on August 8, 2011.
*  The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13G by virtue of being a managing principal of Mason Capital Management LLC to which the authority to vote and dispose of such shares was granted.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13G, except to the extent of any pecuniary interest therein.

Page 5 of 11 pages

CUSIP No.	05615F102
1. Names of Reporting Persons. Michael E. Martino

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☒ (b)
3. SEC Use Only
4. Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	13,811,906
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	13,811,906
9. Aggregate Amount Beneficially Owned by Each Reporting Person		13,811,906
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9)		11.73%1
12. Type of Reporting Person (See Instructions) IN

_____________________
1 The percentage is based on 117,775,177 shares of Common Stock outstanding as of July 29, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed with the Securities and Exchange Commission on August 8, 2011.
*  The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13G by virtue of being a managing principal of Mason Capital Management LLC to which the authority to vote and dispose of such shares was granted.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13G, except to the extent of any pecuniary interest therein.

Page 6 of 11 pages

Item 1.

(a) Name of Issuer:

The Babcock & Wilcox Company

(b) Address of Issuer's Principal Executive Offices:

The Harris Building
13024 Ballantyne Corporate Place,
Suite 700
Charlotte, North Carolina 28277

Item 2.

(a) Name of Person Filing:

This Amendment No. 1 to Schedule 13G (this “13G Amendment No. 1”) amends and supplements the statement on Schedule 13G jointly filed on March 18, 2011 (the “Original Schedule 13G”, as amended and modified by this 13G Amendment No. 1, this “Schedule 13G”) by (i) Mason Capital Management LLC, a Delaware limited liability company (“Mason Capital Management”), (ii) Mason Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Mason Capital Master Fund”), (iii) Mason Management LLC, a Delaware limited liability company (“Mason Management”), (iv) Kenneth M. Garschina, and (v) Michael E. Martino (together with Mason Capital Management, Mason Capital Master Fund, Mason Management, and Kenneth M. Garschina, sometimes referred to as the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of The Babcock & Wilcox Company, a Delaware corporation (the “Issuer”).

The Reporting Persons are filing this Schedule 13G with respect to an aggregate of 13,811,906 shares of Common Stock of the Issuer, directly owned by Mason Capital L.P., a Delaware limited partnership (“Mason Capital LP”), Mason Capital Master Fund and certain other funds and accounts (the “Managed Accounts”).  Mason Management is the general partner of Mason Capital Master Fund, and therefore may be deemed to have beneficial ownership over the shares of Common Stock beneficially owned by Mason Capital Master Fund.  Mason Capital Management is the investment manager of each of Mason Capital LP, Mason Capital Master Fund and the Managed Accounts and may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13G by virtue of the authority granted to Mason Capital Management by Mason Capital LP, Mason Capital Master Fund and the Managed Accounts to vote and dispose of such shares.  Mr. Garschina and Mr. Martino serve as the managing principals of Mason Management and Mason Capital Management and therefore may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13G.

(b) Address of Principal Business Office or, if none, Residence:

The principal business office address of each of the Reporting Persons is:

Mason Capital Management LLC
110 East 59th Street, 30th Floor
New York, New York 10022

(c) Citizenship:

The place of organization or citizenship of each Reporting Person is as follows:

Name of Reporting Person	Place of Organization/Citizenship
Mason Capital Management LLC	Delaware
Mason Capital Master Fund, L.P.	Cayman Islands
Mason Management LLC	Delaware
Kenneth M. Garschina	United States
Michael E. Martino	United States

(d) Title of Class of Securities:

Common Stock, par value $.01 per share

(e) CUSIP Number:

05615F102

Page 7 of 11 pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: Each of Mason Management and Mason Capital Master Fund is the beneficial owner of 9,865,209 shares of Common Stock as of the date hereof.  Each of the other Reporting Persons is the beneficial owner of 13,811,906 shares of Common Stock as of the date hereof.

(b)
Percent of class: Each of Mason Management and Mason Capital Master Fund is the beneficial owner of approximately 8.38% of the outstanding shares of Common Stock, as of the date hereof.  Each of the other Reporting Persons is the beneficial owner of approximately 11.73% of the outstanding shares of Common Stock, as of the date hereof.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:  Mason Capital Management has the sole power to vote or to direct the vote of 13,811,906 shares of Common Stock.  The other Reporting Persons do not have the sole power to vote or to direct the vote of shares of Common Stock.

(ii) Shared power to vote or to direct the vote:  Mason Management and Mason Capital Master Fund share the power to vote or to direct the vote of 9,865,209 shares of Common Stock.  Mr. Garschina and Mr. Martino share the power to vote or direct the vote of 13,811,906 shares of Common Stock.  Mason Capital Management does not share the power to vote or to direct the vote of shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of:  Mason Capital Management has the sole power to dispose or to direct the dispose of 13,811,906 shares of Common Stock.  The other Reporting Persons do not have the sole power to dispose or to direct the disposition of shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of: Mason Management and Mason Capital Master Fund share the power to dispose or to direct the disposition of 9,865,209 shares of Common Stock.  Mr. Garschina and Mr. Martino share the power to dispose and direct the disposition of 13,811,906 shares of Common Stock.  Mason Capital Management does not share the power to dispose or to direct the disposition of shares of Common Stock.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for each Reporting Person have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentages of ownership described above are based on 117,775,177 shares of Common Stock outstanding as of July 29, 2011, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 8, 2011.

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons, except for Mason Capital Master Fund, disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13G, except to the extent of any pecuniary interests therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Schedule 13G as beneficially owned by the Reporting Persons is held by Mason Capital LP, Mason Capital Master Fund or the Managed Accounts, as the case may be, all of which are the advisory clients of Mason Capital Management.  To the knowledge of the Reporting Persons, none of these advisory clients holds such right with respect to more than five percent of the outstanding shares of Common Stock.

Page 8 of 11 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 26, 2011

MASON CAPITAL MANAGEMENT LLC

By:      /s/ John Grizzetti
Name: John Grizzetti
Title:   Chief Financial Officer

MASON CAPITAL MASTER FUND, L.P.

By:      MASON MANAGEMENT LLC,
            its general partner

By:      /s/ John Grizzetti
Name: John Grizzetti
Title:   Chief Financial Officer

MASON MANAGEMENT LLC

By:      /s/ John Grizzetti
Name: John Grizzetti
Title:   Chief Financial Officer

KENNETH M. GARSCHINA

/s/ Kenneth M. Garschina
Kenneth M. Garschina

MICHAEL E. MARTINO

/s/ Michael E. Martino
Michael E. Martino

Page 10 of 11 pages

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Filing Agreement**
____________________
**   Previously Filed

Page 11 of 11 pages